Filed Pursuant to Rule 433

Registration No. 333-266290

Issuer Free Writing Prospectus dated May 5, 2023

Relating to Preliminary Prospectus Supplement dated May 5, 2023

EQUIFAX INC.

Final Term Sheet

Summary of Terms

Issuer:	Equifax Inc. (the “Company”)

Trade Date:	May 5, 2023

Settlement Date (T+7)**:	May 16, 2023

Security:	5.100% Senior Notes due 2028 (the “Notes”)

Aggregate Principal Amount:	$700,000,000

Maturity Date:	June 1, 2028

Benchmark Treasury:	UST 3.500% due April 30, 2028

Benchmark Treasury Price / Yield:	100-12 / 3.417%

Spread to Benchmark Treasury:	T+ 175 bps

Yield to Maturity:	5.167%

Price to Public:	99.703% of the aggregate principal amount, plus accrued interest, if any, from May 16, 2023

Coupon (Interest Rate):	5.100%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2023

Optional Redemption:

Prior to May 1, 2028 (one month prior to their maturity date), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on May 1, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 30 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after May 1, 2028 (one month prior to their maturity date), the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Expected Ratings (Moody’s/S&P)*:	Baa2 (stable) / BBB (negative)

CUSIP/ISIN Numbers:	294429 AW5 / US294429AW53

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Truist Securities, Inc. Mizuho Securities USA, LLC

Co-Managers:

Bancroft Capital

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Independence Point Securities LLC

PNC Capital Markets LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

Westpac Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about May 16, 2023, which will be the seventh business day following the date of pricing of the notes (such settlement cycle being herein referred to as T+7). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the second business day before settlement should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in this offering can arrange to send you a copy of the preliminary prospectus supplement and the accompanying prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, Truist Securities, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751.